

August 17, 2011

Via Facsimile
Mr. Eugene M. Isenberg
Chief Executive Officer
Nabors Industries Ltd
515 W. Greens Road, Suite 1200
Houston, Texas 77067

> **Re: Nabors Industries Ltd**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 2, 2011**
> **Form 8-K Filed February 16, 2011**
> **File No. 001-32657**

Dear Mr. Isenberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12 – Income Taxes, page 100

1.   We note your disclosure stating that you do not provide for United States or global income or withholding taxes on unremitted earnings of all United States and certain foreign entities as these earnings are considered to be permanently reinvested. Please revise to provide additional detail describing and quantifying the effect that permanently

reinvesting foreign earnings outside of the United States may have on your overall liquidity position.

Note 17 – Commitments and Contingencies, page 110

Income Tax Contingencies, page 112

2.   We note your disclosure regarding potential tax assessments related to your operations in Mexico. Your disclosure states that you believe that the potential assessments will total approximately $90 million to $95 million and that a reserve has been recorded in accordance with GAAP. Please tell us the amount of the reserve recorded at December 31, 2010. Refer to FASB ASC 450-20-50.

Litigation, page 114

3.   We note your disclosure stating that your ultimate exposure with respect to pending lawsuits and claims is not expected to have a material adverse effect on your consolidated financial position or cash flows, but could have a material adverse effect on your results of operations for a particular reporting period. Please revise to provide additional information quantifying your ultimate exposure (i.e., the estimated loss or range of loss that is reasonably possible) or provide a statement that such an estimate cannot be made.

Note 24 – Supplemental Information on Oil and Gas Exploration and Production Activities, page 135

Oil and Gas Reserves, page 138

4.   Please modify your disclosure to separately present proved developed reserves and proved undeveloped reserves as of the beginning of the year (i.e., as of January 1, 2010). Refer to FASB ASC 932-235-50-4.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 8 – Commitments and Contingencies, page 16

Litigation, page 17

5.   We note your disclosure regarding the March 2011 judgment related to alleged violations of Algeria's foreign currency exchange controls by Nabors Drilling International Limited states that the ultimate resolution of this matter could result in a loss of up to $31.1 million in excess of the amount accrued. Please disclose the amount of your accrual at June 30, 2011. Refer to FASB ASC 450-20-25.

Form 8-K filed February 16, 2011

Consolidated Statements of Income (Loss) Excluding Certain Non-Cash Charges (Non-GAAP), page 1-7

6.   It appears that you have presented an alternative income statement which excludes certain items recorded in your GAAP-basis Statements of Income (Loss). This appears to represent a full non-GAAP income statement which is not consistent with Regulation G. Please confirm you will remove such presentation in future Exchange Act filings or tell us why you believe the presentation of a non-GAAP income statement is appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

7.   We note that you have presented non-GAAP earnings per share information. However, it does not appear that you have provided a reconciliation of non-GAAP earnings per share to your GAAP-basis earnings per share showing the per share impact of each individual non-GAAP adjustment. Please confirm that you will provide this type of reconciliation in future Exchange Act filings. For additional guidance, refer to Question 102.05 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 19

Summary of Oil and Gas Reserves, page 20

8.   We note that the "Total Proved" figures do not agree with those presented in the Notes to Consolidated Financial Statements on page 140. Please modify your presentation to remove these differences.

9.   Please furnish to us the report that served as the basis for your Cat Canyon proved reserves disclosures. Include a narrative of the development activities, their schedules and estimated capital costs.

Proved Undeveloped Reserves, page 21

10.   We note the conversion to proved developed reserves of 62 BCFE or 11% of your proved undeveloped reserves. Please expand your disclosure to present the development capital you expended for this conversion. Refer to Item 1203(c) of Regulation S-K.

11.   We also note that your PUD reserves are scheduled for development by 2016. Please expand your discussion to explain why you will not convert your remaining PUD reserves within five years of booking. Refer to Item 1203(d) of Regulation S-K.

12.   In addition to conversion to proved developed status, please disclose the other sources of material changes to your proved undeveloped reserves, i.e. drilling, acquisition/divestiture and revisions. Refer to Item 1203(b) of Regulation S-K.

Present Activities, page 23

13.   Please expand this discussion to include your delivery commitments per Item 1207 of Regulation S-K.

Gross and Net Undeveloped Acreage, page 24

14.   Item 1208(b) of Regulation S-K requires the disclosure of material minimum remaining terms of leases and concessions. Please expand your disclosure to comply with Regulation S-K.

Notes to Consolidated Financial Statements, page 70

Oil and Gas Reserves, page 140

15.   FASB ASC subparagraph 932-235-50-5(c) requires the explanation of significant changes to proved reserves by acquisitions. We note the absence of such discussion for two 2010 acquisitions. Please expand your disclosure to comply with ASC 932.

Exhibit 99.3

16.   This third party report presents conformance with Canada's oil and gas disclosure regulations, NI 51-101, instead of those required by the Commission. Please furnish a report that complies with Item 1202(a)(8) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director